Media Relations Contacts

Angelique Paulussen – Corporate Communications – +31 40 268 6572 – Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung – Investor Relations – +1 480 383 4005 – Tempe, Arizona

Franki D’Hoore – Investor Relations – +31 40 268 6494 – Veldhoven, the Netherlands

ASML Announces Record 2006 Annual and Fourth Quarter Earnings;

Positioned for Further Growth

VELDHOVEN, the Netherlands, January 17, 2007 – ASML Holding NV (ASML) today announced 2006 annual and fourth quarter results according to US GAAP as follows:

•	2006 net sales of EUR 3,597 million, up 42 percent versus 2005 net sales of EUR 2,529 million. Q4 2006 net sales of EUR 1,068 million, up 11 percent versus Q3 2006 net sales of EUR 958 million.

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2006 net income of EUR 625 million or 17.4 percent of sales, up 101 percent versus 2005 net income of EUR 311 million or 12.3 percent of sales. Q4 2006 net income of EUR 206 million or 19.3 percent of sales, up 20 percent versus Q3 2006 net income of EUR 172 million or 17.9 percent of sales

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Q4 2006 net bookings valued at EUR 1,089 million with 84 systems including 74 new systems and 10 refurbished systems, leading to an order backlog at record value of EUR 2,146 million with 163 lithography systems as of December 31, 2006

“2006 was another year of great execution for ASML, as we hit record sales and delivered consistently improving operating performance, while gaining market share,” said Eric Meurice, president and CEO, ASML. “Indeed, ASML was able to increase sales by 42 percent year on year, within an overall semiconductor lithography equipment market which grew by an estimated 34 percent. In parallel, we improved profitability and generated significant cash, which we used partly to buy back 8.3 percent of our outstanding shares. In addition, we have strengthened our potential for future value generation, by increasing significantly our R&D expenditures and by initiating the acquisition of Brion Technologies.”

Operations Update

2006 net sales increased by 42 percent to EUR 3,597 million year-on-year, as the company shipped 266 systems, including 220 new and 46 refurbished, for sales of EUR 3,229 million and generated revenue from field option and service sales of EUR 368 million.

In Q4 2006, ASML net sales of EUR 1,068 million increased by 11 percent, compared with the previous quarter, setting a quarterly record. In Q4 2006, ASML shipped 72 systems, including 64 new and 8 refurbished, for sales of EUR 979 million and generated revenue from field option and service sales of EUR 89 million. In Q3 2006,

ASML shipped 71 systems, including 59 new and 12 refurbished, for sales of EUR 856 million and generated revenue from field option and service sales of EUR 102 million.

The Q4 2006 average selling price (ASP) for a new system was EUR 14.7 million, compared with the Q3 2006 average selling price for a new system of EUR 13.8 million, due to a Q4 2006 mix in favor of advanced ArF systems. The Q4 2006 average selling price for all ASML systems sold was EUR 13.6 million, compared with the Q3 2006 average selling price of EUR 12.1 million.

Q4 2006 net bookings totaled 84 systems valued at EUR 1,089 million, including 74 new systems with an average selling price for new systems of EUR 13.0 million. ASML’s strong booking trend during 2006 has led to a December 31, 2006 backlog valued at EUR 2,146 million with 163 systems and an average selling price of EUR 13.2 million, compared with October 1, 2006 backlog value of EUR 2,126 million with 151 systems and an average selling price of EUR 14.1 million. Average selling price in the December 31, 2006 backlog declined due to a high number of i-line and KrF systems.

In 2006, ASML generated net income of EUR 625 million or EUR 1.32 per ordinary share, compared with net income in 2005 of EUR 311 million or EUR 0.64 per ordinary share. In Q4 2006, ASML generated net income of EUR 206 million or EUR 0.43 per ordinary share.

ASML achieved 2006 gross margin of 40.6 percent, an increase of 2.1 percentage points year-on-year. Q4 2006 gross margin was 41.1 percent, compared with Q3 2006 gross margin of 40.8 percent.

2006 research and development (R&D) costs were EUR 386 million net of credit, an increase of 19 percent year-on-year, showing ASML’s commitment to technology leadership in support of our customers’ roadmaps.

2006 selling, general and administrative (SG&A) expenses were EUR 205 million or 5.7 percent of sales. 2006 SG&A expenses increased by two percent year-on-year while 2006 sales grew by 42 percent.

Net cash from operations was EUR 364 million in Q4 2006 and EUR 477 million for the whole year. ASML used EUR 678 million in cash for its share buyback program. The company ended 2006 with EUR 1,656 million in cash and equivalents.

As previously disclosed, ASML shipped the 500th TWINSCAN™ system in 2006, marking acceptance of the TWINSCAN platform as the semiconductor industry's standard for 300-millimeter lithography.

In 2006, ASML shipped 23 immersion systems to 17 customers, leading the industry as customers start to ramp up volume production or prepare for insertion of immersion into their manufacturing process: during this period, customers have processed about 300,000 wafers using ASML’s XT:1700i, our 45-nanometer capable immersion system.

To further strengthen its technology leadership, ASML shipped the industry’s first two full-field extreme ultra violet (EUV) development systems to research centers in 2006. ASML has three customer orders for EUV pre-production tools for delivery starting in 2009.

ASML increased market share by revenue to 61 percent in 2006 from 57 percent in 2005, according to the latest available data reported by SEMI, an independent semiconductor industry organization. This market share growth is consistent with ASML’s top ratings for customer satisfaction in third-party surveys.

December 19, 2006, ASML and Brion Technologies, Inc. announced an agreement for ASML to acquire privately held Brion, a leading provider of semiconductor design and wafer manufacturing optimization solutions for advanced lithography. Filings with regulatory authorities are in progress and closing is expected during Q1 2007.

Outlook

“In view of current market forecasts by semiconductor industry analysts, our strong position in immersion and our potential for further market share gains across all segments, we expect 2007 to be another year of increased sales, confirming the company’s growth trajectory towards our goal of 5 billion euros in sales by 2010,” said Eric Meurice. “Our optimism is supported by our strong backlog and the expected industry ramp-up of immersion volume manufacturing in 2007; we expect front-loading of flash memory capacity build-up in the first half of 2007 and a strong uptake of the TWINSCAN XT:1900i in the second half of 2007. This new immersion system will serve as a development and production vehicle for the sub-45-nanometer node.”

Although exact Q1 2007 unit bookings are difficult to predict, due to customer lead-time variability, the company expects a healthy Q1 order level to sustain our growth outlook for 2007.

ASML plans to ship 70 systems in Q1 2007 with an average selling price of EUR 12.0 million for all systems, reflecting a mix favoring i-line and KrF products compared with the previous quarter, while supporting a gross margin in Q1 2007 between 40 and 41 percent. Also 67 percent of the unit backlog has Q1 2007 and Q2 2007 shipment dates.

The company expects that Q1 2007 R&D expenditures will increase to EUR 115 million net of credit, an investment that continues to strengthen ASML’s technology leadership and expand lithography growth.

SG&A expenses in Q1 2007 are expected to be EUR 55 million.

In support of the company’s expected growth, ASML plans to invest an additional EUR 150 million in capital expenditures in 2007 to expand capacity worldwide, bringing the total amount of planned capital expenditures for the year to EUR 250 million. ASML will continue to maintain significant flexibility in its operating expenditures through its ability to rapidly and efficiently adapt its cost structure throughout the cycle.

As previously disclosed, ASML will pay USD 270 million (approximately EUR 203 million) in cash to acquire Brion Technologies in 2007, pending regulatory approvals. Notwithstanding the operational results of Brion during 2007, ASML estimates non-cash acquisition accounting related charges of approximately EUR 29 million after tax in 2007. ASML also expects Brion to be cash positive in 2007.

Consistent with prior disclosures, ASML intends to execute a program to buy back the remaining 1.7 percent of a maximum of 10 percent of outstanding ordinary shares as authorized by the Annual General Meeting of Shareholders on March 23, 2006. These shares will either be used to cover outstanding stock options or be cancelled.

ASML reiterates its commitment to return excess cash to shareholders by reducing the number of shares outstanding: the company will prepare for additional potential share buyback programs to be executed, subject to authorization by the Annual General Meeting of Shareholders on March 28, 2007. Further information will be disclosed in due course.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit www.asml.com

IFRS Financial Reporting

ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standards generally accepted in the United States. Quarterly US GAAP statements of operations, statements of cash flows and balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS are available on ASML.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of stock option plans and the accounting of existing convertible bonds. Quarterly IFRS statements of operations, statements of cash flows, balance sheets and a reconciliation of net income and equity from US GAAP to IFRS are available on ASML.com

Press Conference

A press conference will be hosted today by CEO Eric Meurice and CFO Peter Wennink at 11:00 AM Central European Time / 05:00 AM Eastern US time at the company’s headquarters in Veldhoven, the Netherlands. Access is also via ASML.com to listen to the press conference.

A presentation about Q4 2006 and Annual 2006 results is available on ASML.com

A replay of the press conference will be available on ASML.com until February 19, 2007.

Investor and Media Call

A conference call for investors and media will be hosted today by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern US time. Dial-in numbers are: in the Netherlands +31 20 531 5871 and in the US +1 706 679 0473. Access is also via ASML.com to listen to the conference call.

A presentation about Q4 2006 and Annual 2006 results is available on ASML.com

A replay of the Investor and Media Call will be available on ASML.com until February 19, 2007.

Forward Looking Statements

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, the prevailing market price for ASML shares, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.